UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 6)*
Keithley Instruments, Inc.

(Name of Issuer)
Common Shares, without par value

(Title of Class of Securities)
487584 10 4

(CUSIP Number)
Joseph P. Keithley
28775 Aurora Road
Solon, Ohio 44139-1891
(440) 248-0400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
March 12, 2009

(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	487584 10 4	SCHEDULE 13D	Page	2	of	5

1	NAMES OF REPORTING PERSONS: Joseph P. Keithley I.R.S. Identification Nos. of Above Persons (entities only):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Ohio

	7	SOLE VOTING POWER:

NUMBER OF		2,731,449

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,731,449

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,731,449

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	16.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	487584 10 4	Page	3	of	5

1	NAMES OF REPORTING PERSONS: Keithley Investment Co. Limited Partnership I.R.S. Identification Nos. of Above Persons (entities only): 34-1581748

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Ohio

	7	SOLE VOTING POWER:

NUMBER OF		1,954,816

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,954,816

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,954,816

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	12.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	487584 10 4	SCHEDULE 13D	Page	4	of	5
     This Amendment No. 6 to Schedule 13D (this “Amendment No. 5”) relates to the common shares, without par value (the “Common Shares”), of Keithley Instruments, Inc., an Ohio corporation (the “Company”), and is primarily filed to reflect changes to the initial Schedule 13D dated April 12, 1988 (the “Original 13D”), as amended by Amendment No. 1 to Schedule 13D dated February 5, 1990 (“Amendment No. 1”), Amendment No. 2 to Schedule 13D dated March 9, 1991 (“Amendment No. 2”), Amendment No. 3 to Schedule 13D dated November 15, 1997 (“Amendment No. 3”), Amendment No. 4 to Schedule 13D dated February 27, 2004 (“Amendment No. 4”) and Amendment No. 5 to Schedule 13D dated March 9, 2009 (“Amendment No. 5” and, together with Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4, the “Prior Amendments”), to attach as an exhibit the agreement providing for the purchase of Common Shares by one of the reporting persons listed therein that was reported in Amendment No. 5. Except as otherwise reflected in this Amendment No. 6, there have been no material changes to the information contained in the Original 13D, as amended by the Prior Amendments.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
1.	Agreement among the Investors to file a joint statement on Schedule 13D

2.	10b5-1 Purchase Plan, dated March 12, 2009, between Joseph P. Keithley and Thomas Weisel Partners

CUSIP No.	487584 10 4	SCHEDULE 13D	Page	5	of	5

SIGNATURES
               After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct as of March 12, 2009.

KEITHLEY INVESTMENT CO. LIMITED PARTNERSHIP, an Ohio limited partnership
By:	/s/ Joseph P. Keithley
Joseph P. Keithley, its sole general partner

/s/ Joseph P. Keithley
Joseph P. Keithley

EXHIBIT 1
          This Exhibit 1 to Amendment No. 6 to Schedule 13D is filed pursuant to the requirements of Rule 13d-1(k)(1)(iii). The undersigned hereby agree that Amendment No. 6 to Schedule 13D, to which this Exhibit 1 is attached, is filed on behalf of each of the undersigned.

KEITHLEY INVESTMENT CO. LIMITED PARTNERSHIP, an Ohio limited partnership
By:	/s/ Joseph P. Keithley
Joseph P. Keithley, its sole general partner

/s/ Joseph P. Keithley
Joseph P. Keithley